UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                        XM SATELLITE RADIO HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983759-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Christine J. Smith
                                 Vice President
                               AEA XM Investors Inc.
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 644-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 12, 2002
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 2 of 9 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
     AEA XM Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  3,473,961
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  3,473,961
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,473,961
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 3 of 9 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
     AEA XM Investors I LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  3,076,250
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  3,076,250
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,473,961
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 4 of 9 Pages
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
     AEA XM Investors II LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  397,711
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  397,711
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,473,961
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 5 of 9 Pages
-----------------------------                      -----------------------------


                                    Preamble
                                    --------

         This Amendment No. 3 ("Amendment No. 3") relates to the Schedule 13D Statement (the "Schedule 13D") originally filed on August 18, 2000, by AEA XM Investors Inc., AEA XM Investors I LLC ("AEA XM I"), and AEA XM Investors II LLC ("AEA XM II" and, together with AEA XM I, the "AEA XM Entities" and together with AEA XM Investors Inc., the "Reporting Persons"), in connection with the purchase by the AEA XM Entities, on or about August 8, 2000, of an aggregate of 60,000 shares of Series C convertible redeemable preferred stock, par value $0.01 per share (the "Series C Convertible Preferred Stock") of XM Satellite Radio Holdings Inc. (the "Issuer"), which are convertible into shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of the Issuer, as described in Item 3 of Schedule 13D.

         The text of items 5, 6 and 7 and the Exhibit Index of Schedule 13D are hereby amended, supplemented, and, where indicated, restated, to reflect that on or about April 12, 2002, the Issuer made a public offering of Class A Common Stock (the "Equity Offering"), resulting in a change in the number of shares beneficially owned by several of the stockholders of the Issuer as described in
Item 5 herein, and pursuant to which the AEA Entities executed and delivered to Morgan Stanley & Co. Incorporation, Merrill Lynch Pierce, Fenner & Smith Incorporated, Credit L. Suisse First Boston Corporation and Deutsche Bank Securities Inc. ("the "Underwriters") a Lock-Up Agreement (the "Lock-Up Agreement"), as described in Item 6 herein.

         Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         The first and second paragraphs of Item 5 are hereby amended and restated in their entirety as follows:

         The Reporting Persons may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) by virtue of the Shareholders' Agreement. On the date of the Shareholders' Agreement, the group was composed of the following: (1) General Motors; (2) DIRECTV; (3) Clear Channel; (4) Telcom;
(5) Madison Dearborn; (6) Baron; (7) Columbia; (8) AEA XM Entities; (9) Honda; and (10) and Motient Corporation. As previously reported on Amendment No. 2 to the Reporting Persons' Schedule 13D, filed on February 19, 2002

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 6 of 9 Pages
-----------------------------                      -----------------------------


("Amendment No. 2"), due to certain transfers of shares of Class A Common Stock by Motient Corporation that occurred between the date of the Shareholders' Agreement and February 19, 2002 and based solely upon information provided to the Reporting Persons by the Issuer, Rare Medium Group, Inc. and Hughes Electronics Corporation, as transferees of Motient Corporation have become parties to the Shareholders' Agreement and Motient Corporation is no longer a party. The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock of the Issuer held by the other members of the group, and the filing of this Amendment No. 3 by the Reporting Persons shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock of the Issuer held by the other members of the group.


         Based solely upon information provided to the Reporting Persons by the Issuer, the Reporting Persons believe that as of April 17, 2002, the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on such date, as set forth in the table below. The Issuer's Series A convertible preferred stock, par value $0.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis. The Series C Convertible Preferred Stock is convertible into Class A Common Stock at the current conversion price of $19.68 per share.

            Name of Beneficial Owner      Number of Shares        Percentage
            ------------------------      ----------------        ----------

            GM                               5,553,252                5.8%
            DIRECTV                          6,711,239                7.0%
            CLEAR CHANNEL                    8,329,877                9.3%
            COLUMBIA                         3,753,197                4.1%
            TELCOM                           2,411,211                2.7%
            MADISON DEARBORN                 5,049,679                5.4%
            HONDA                            2,894,967                3.1%
            BARON                            1,208,301                1.3%
            RARE MEDIUM GROUP, INC.          5,000,000                5.6%
            HUGHES ELECTRONICS CORP.         7,108,184                7.9%
            AEA XM ENTITIES                  3,473,961                3.7%

            The fifth paragraph of Item 5 is hereby supplemented to add the following:

         To the best knowledge of the Reporting Persons, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Common Stock for the 60 days prior to July 10, 2002.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 7 of 9 Pages
-----------------------------                      -----------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Item 6 is hereby supplemented to add the following:

         The following summary description is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is incorporated herein by reference and is filed as Exhibit 6 herein.

         Pursuant to the Lock-Up Agreement, the AEA XM Entities have agreed that during the period beginning from the date of the Lock-Up Agreement and continuing to and including the date 90 days after the date of the final prospectus relating to the Equity Offering, but no later than July 18, 2002, they will not (a) without the prior written consent of the Underwriters, sell or otherwise dispose (or publicly announce their intention to do the foregoing) of any shares of capital stock of the Issuer, or any securities convertible into, or exercisable or exchangeable for, any shares of capital stock of the Issuer that the AEA XM Entities currently beneficially own (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended), or may beneficially own in the future; provided that the conversion of the Issuer's Series A Convertible Preferred Stock, Series B Convertible Preferred Stock or Series C Convertible Preferred Stock into Class A Common Stock is not prohibited; or (b) make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock, other than "piggy-back" registration rights on future issuances of Class A Common Stock.

Item 7.  Materials to be Filed as Exhibits.
         ----------------------------------

         Item 7 is hereby supplemented to add the following:



         Exhibit No.      Description
         -----------      -----------
                  8       Lock-Up Agreement, dated April 11, 2001, delivered
                          to Morgan Stanley & Co. Incorporated by AEA XM
                          Investors I LLC and AEA XM Investors II LLC.

                  9       Joint Filing Agreement, dated as of July 8, 2002.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 8 of 9 Pages
-----------------------------                      -----------------------------



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 8, 2002

                              AEA XM INVESTORS INC.


                              By:    /s/  Christine J. Smith
                                  -------------------------------------
                                  Name: Christine J. Smith
                                  Title: Vice President


                              AEA XM INVESTORS I LLC

                              By:  XM Investors I LP, its managing member

                              By:  AEA XM Investors Inc., its general partner


                              By:    /s/  Christine J. Smith
                                  -------------------------------------
                                  Name: Christine J. Smith
                                  Title: Vice President


                              AEA XM Investors II LLC

                              By:  XM Investors II LP, its managing member

                              By:  AEA XM Investors Inc., its general partner


                              By:    /s/  Christine J. Smith
                                  -------------------------------------
                                  Name: Christine J. Smith
                                  Title: Vice President

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 9 of 9 Pages
-----------------------------                      -----------------------------


                                Index to Exhibits
                                -----------------


      Exhibit No.  Description
      -----------  -----------

      8 Lock-Up Agreement, dated April 11, 2002, delivered to Morgan Stanley & Co. Incorporated by AEA XM
                   Investors I LLC and AEA XM Investors II LLC.

      9            Joint Filing Agreement, dated as of July 8, 2002.